VIA EDGAR

September 14, 2010

Mr. Jeffrey P. Riedler

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Seattle Genetics, Inc. (File No. 000-32405)
Form 10-K for the Fiscal Year Ended December 31, 2009

Dear Mr. Riedler:

On behalf of Seattle Genetics, Inc. (the “Company”), this letter is being transmitted in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), by letter dated August 25, 2010 and received August 31, 2010 (the “Comment Letter”), with respect to the Annual Report on Form 10-K for the fiscal year ended December 31, 2009, filed by the Company with the Commission on March 12, 2010.

On September 13, 2010, I discussed with Michael Rosenthall, Division of Corporation Finance, the status of the Company’s efforts to respond to the Comment Letter within the 10 business days set forth in the Comment Letter, and informed Mr. Rosenthall that the Company currently expects to file its response to the Comment Letter no later than September 29, 2010. Pursuant to Mr. Rosenthall’s request, this letter is being transmitted to confirm to the Staff that the Company currently expects to file its response to the Comment Letter by no later than September 29, 2010.

Please do not hesitate to contact me at 425-527-4000 if you have any questions regarding this matter.

Sincerely,

/s/ KIRK D. SCHUMACHER
Kirk D. Schumacher
Vice President and General Counsel